Mail Stop 4561

January 2, 2008

Paul Sagan
President and Chief Executive Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

> **Re: Akamai Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 0-27275**

Dear Mr. Sagan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Mark Kronforst
Accounting Branch Chief